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                              January 31, 2023

       Joshua Goldstein
       General Counsel
       Masterworks Vault 1, LLC
       225 Liberty Street, 29th Floor
       New York, New York 10281

                                                        Re: Masterworks Vault
1, LLC
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed January 23,
2023
                                                            File No. 024-12098

       Dear Joshua Goldstein:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Offering Statement on Form 1-A

       The Offering
       Minimum and Maximum Investment Amount, page 7

   1. We note your disclosure that Masterworks routinely waives the minimum investment amount per investor "if
it is determined that an investment of that size is not suitable to
                                                        achieve an investor   s
investment and or diversification goals." Please clarify how you determine if an
investment size is "not suitable." Additionally, if Masterworks routinely waives the minimum
investment amount, please advise why a minimum investment
                                                        amount has been
disclosed as a term of the offering. In this regard, please advise how often this offering
condition is waived.
 Joshua Goldstein
FirstName  LastNameJoshua
Masterworks  Vault 1, LLC Goldstein
Comapany
January 31,NameMasterworks
            2023           Vault 1, LLC
January
Page 2 31, 2023 Page 2
FirstName LastName
General

2. Please tell us and disclose what financial statements you intend to include here and in your annual and semiannual reports, once you and each Series are capitalized on other than a nominal basis. Also, address whether the audit reports provided will cover Masterworks
         Vault 1, LLC in total and each Series.
      You may contact Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-
551-4515 or Donald Field at 202-551-3680 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services